SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2007 APR -3 P 1:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34719

March 5, 2007

Securities and Exchange Comm
Division of Corporation Financ
Office of International Corpora
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

07022174

SUPPL

Re: Securities AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34719)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Best regards,

Pierre J. Lorieau

Enclosure

cc: Frederick W. London, Esq.
Robert K Smits, Esq.

82-34719

SECURITAS

Press Release from Securitas AB

March 5, 2007

Alf Göransson takes up the position as President and CEO for Securitas AB as of March 5, 2007

As released in August 2006, Alf Göransson replaces Thomas Berglund as President and CEO for Securitas AB as of March 5, 2007. Prior to Securitas, Alf was President and CEO for NCC AB during the years 2001 to 2007.

This press release is also available at: **www.securitas.com**

Information:
Alf Göransson, President and CEO Securitas AB + 46 (0)8 657 74 00

END

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70